UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific (“BSC”), has announced nine-month sub-population data from its TAXUS V clinical trial that further supports the performance of the TAXUS® Express[2]™ paclitaxel-eluting coronary stent system for the treatment of coronary artery disease in diabetic patients, particularly higher-risk insulin-requiring diabetics.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 20, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Thursday, October 20, 2005

TAXUS® EXPRESS2™ STENT SYSTEM SHOWS SIGNIFICANT REDUCTION OF RESTENOSIS IN DIABETIC PATIENTS IN CLINICAL TRIAL

TAXUS V data demonstrated increased benefit in insulin-requiring diabetics

VANCOUVER, BC and WASHINGTON, DC, October 20, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today announced nine-month sub-population data from its TAXUS V clinical trial that further supports the performance of the TAXUS® Express2™ paclitaxel-eluting coronary stent system for the treatment of coronary artery disease in diabetic patients, particularly higher-risk insulin-requiring diabetics.  TAXUS V expands on the TAXUS IV pivotal trial by studying the most challenging lesions and highest-risk patients ever studied in a randomized, controlled clinical trial in the United States.  BSC made the announcement at the annual Transcatheter Cardiovascular Therapeutics symposium in Washington, D.C.

“The TAXUS V diabetic sub-population data provides impressive results on of the outcome of the TAXUS stent system in treating complex patients, especially insulin-requiring diabetics,” said Naim Z. Farhat, M.D., who presented the results at TCT.  “Most significantly, the data from this study shows an observed increasing benefit of the TAXUS system in the higher-risk insulin sub-group as compared to control and other diabetic patients.”

“The TAXUS V clinical trial studies some of the most complex patients and we are pleased that the TAXUS Express2 stent system performs well in this challenging patient population,” said Paul LaViolette, Chief Operating Officer of Boston Scientific.  “The strong TAXUS V subset data is consistent with positive outcomes from other TAXUS trials.”

The diabetic sub-population analysis demonstrated significant improvements among diabetic patients receiving the TAXUS paclitaxel-eluting system versus those in the bare metal control group, and further improvements among the higher-risk, insulin-requiring diabetic patients.  The nine-month target lesion revascularization rate (TLR, or retreatment rate) for the medically-treated diabetic sub-population of the TAXUS stent group was 9.6 percent compared with 17.5 percent in the control group (P=0.04), a reduction comparable to the non-diabetic sub-population (45 percent in both cases).  Among insulin-requiring diabetic patients, the TLR rate was 8.3 percent compared to 17.3 percent in the control group (P=0.24), a reduction of 52 percent, which is particularly impressive considering the low rate in the control arm.

The diabetic sub-population also reported an in-segment binary restenosis rate of 18.2 percent in the TAXUS stent group compared with 38.4 percent in the control group (P<0.0001), a reduction of 53 percent.  Among insulin-requiring diabetic patients, the restenosis rate was 20.9 percent in the TAXUS stent group compared with 46.7 percent in the control group (P=0.0138), a reduction of 55 percent.

In addition to the improved restenosis rates, marked improvement in in-segment late loss was also seen in the diabetic sub-population of the TAXUS stent group compared to the control group (0.31 (+/-0.56) mm versus 0.62 (+/-0.61) mm; P<0.0001), a reduction of 50 percent.  Among insulin-requiring diabetic patients, the late loss improvement was even better (0.26 (+/-0.58) mm versus 0.59 (+/-0.57); P=0.0085), a reduction of 56 percent.

Diabetic patients represent approximately 31 percent (356 of 1,156) of the overall patient population in the study.  Diabetic patients are more likely than non-diabetic patients to experience restenosis following angioplasty and stenting with bare metal stents, and may stand to benefit substantially from drug-eluting stent technology.

TAXUS V is a randomized, double-blinded trial that enrolled 1,172 patients at 66 sites in the United States, assessing the safety and efficacy of a slow-release formulation paclitaxel-eluting coronary stent system in reducing restenosis in de novo lesions 10 – 46 mm in length and 2.25 – 4.0 mm in diameter.  BSC  announced in March that the trial met its primary endpoint of nine-month target vessel revascularization (symptom-driven repeat revascularization of the target vessel, or TVR), as well as all secondary endpoints.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354, Email: wendyc@wagged.com